UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to _____

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
PUERTO RICO RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

HOSPIRA PUERTO RICO RETIREMENT SAVINGS PLAN
UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

CONTENTS

	Page
FINANCIAL STATEMENTS:	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4
NOTES TO FINANCIAL STATEMENTS	5
SUPPLEMENTAL SCHEDULE:	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	12

Hospira Puerto Rico Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005
(Unaudited)

	2006	2005
Assets		
Investments, at fair value	$ 259,835	$ 209,434
Net Assets Available for Benefits at Fair Value	259,835	209,434
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	1	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 259,836	$ 209,434

The accompanying notes are an integral part of these statements.

Hospira Puerto Rico Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2006
(Unaudited)

Additions	
Contributions	
Employer	$ 36,889
Participant	41,256
Total contributions	78,145
Investment income (loss)	
Net depreciation in fair value of investments	(31,902)
Interest and dividends	6,669
Net investment loss	(25,233)
Total additions to net assets	52,912
Deductions	
Benefits paid to participants	2,500
Other expenses	10
Total deductions from net assets	2,510
NET INCREASE IN NET ASSETS	50,402
Net assets available for benefits	
Beginning of year	209,434
End of year	$ 259,836

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a profit sharing plan containing a cash or deferred arrangement qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, ("PR-Code") and was established effective August 1, 2005 by the Plan sponsor, Hospira Puerto Rico, LLC (the "Company"), whose sole member is Hospira, Inc. ("Hospira").

In general, Puerto Rico employees of the Company may voluntarily participate in the Plan as of the first day of the payroll period immediately following the date of hire. Seasonal employees may join the Plan after one year of employment is completed. Leased employees, independent contractors, employees subject to a collective bargaining agreement, employees considered United States expatriates and employees who do not perform services primarily in Puerto Rico are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Banco Popular de Puerto Rico serves as trustee of the Plan's trust, the Hospira Puerto Rico Retirement Savings Trust.

Contributions and Vesting

Eligible employees electing to participate may contribute from 2% to 18% of their eligible compensation in whole percentages to the Plan, subject to certain limitations. Eligible compensation is an employee's regular base pay, including overtime as well as shift differentials, paid absences, and sales commissions. Participants may choose to make their contributions from either pretax compensation (limited by PR-Code to the lesser of $8,000 or 10% of compensation), after-tax compensation (not to exceed 10% of compensation), or both. Participant contributions may be invested in any or all of the investment options.

Eligible employees who have not provided their elections to participate in the Plan within 60 days of employment will be automatically enrolled in the Plan and have 3% of their compensation contributed to the Plan on a pre-tax basis. These contributions will be invested in a default fund until such employees make different elections. The contribution percentage may be changed at any time. Employees that do not wish to be automatically enrolled may opt out of the Plan.

The Company contributes 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and contributes 6% of a participant's eligible compensation for any participant who contributes at least 3% of their compensation. In addition, for any participant who is (a) age 40 or older as of December 31,

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

2004, (b) employed by the Company as of August 1, 2005, and (c) actively participating in the Plan on August 31, 2005, an additional 3% employer contribution shall be made each pay period through August 31, 2010 for those participants who contribute at least 2% of their compensation. Employer contributions are invested each pay period according to the employee's investment elections.

For participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. In addition, those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or legal limits.

The Plan offers the following investment options: Hospira common stock, Putnam Stable Value Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, American Funds Washington Mutual Investors Fund, Dodge & Cox Balanced Fund, Vanguard Extended Market Index Fund, and Vanguard Institutional Index Fund.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own and Company contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or as direct rollovers, as applicable. Also, participants with account balances of more than $5,000, exclusive of any rollovers, may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2. Interest, dividends and other earnings will continue to accrue on such deferred amounts. While actively employed, participants are permitted to withdraw their after-tax contributions only, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, allocations of fund earnings or losses and any applicable administrative fees.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Loans to Participants

Participants may borrow from their pre-tax accounts amounts not to exceed the lesser of 50% of all of their Plan accounts or $50,000, subject to limitations and restrictions. Participants pay interest on such borrowings at an interest rate of the prime rate as reported in *The Wall Street Journal* on the first day of the calendar month in which the loan is initiated. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to 15 years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving the Company during the repayment period, the balance of the outstanding loan must be repaid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust, Putnam Stable Value Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005, are as follows:

	2006	2005
Hospira common stock	$142,697	$125,973
Dodge & Cox Balanced Fund	59,978	22,168
Participant loans	47,381	60,344

NOTE C – INVESTMENTS - Continued

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$ 2,743
Common stock	(34,645)
Net depreciation	$(31,902)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of Mercer Human Resources, the custodian of the Plan's assets; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and applicable law. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE F - TAX STATUS

The Puerto Rico Department of the Treasury has determined and informed the Company, by a letter dated September 5, 2006, that the Plan and related trust are designed in accordance with applicable sections of the PR-Code. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the PR-Code.

NOTE G – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

	2006
Net assets available for benefits per the financial statements	$ 259,836
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(1)
Net assets available for benefits per the Form 5500	$ 259,835

Investments in collective trusts are required to be reported at fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE

Hospira Puerto Rico Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2006
(Unaudited)

Identity of party involved/ description of asset	Cost (a)	Current value
*Hospira, Inc., common shares		
4,249 shares		$ 142,697
Mutual funds		
American Funds Growth Fund of America,		
Class R5 shares; 51		1,686
American Funds Washington Mutual Investors Fund,		
Class R5 shares; 68		2,378
American Funds EuroPacific Growth Fund,		
Class R5 shares; 65		3,028
Dodge & Cox Balanced Fund,		
shares; 689		59,978
Vanguard Extended Market Index Fund,		
Institutional shares; 15		586
Vanguard Institutional Index Fund,		
shares; 9		1,152
*Loans to participants, 4.00% to 6.25%		47,381
*Putnam Stable Value Fund, collective		
investment trust, units; 950		949
		$ 259,835

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Puerto Rico Retirement Savings Plan
(Name of Plan)

Date: June 22, 2007

Henry A. Weishaar
Henry A. Weishaar,
Corporate Vice President, Human Resources

END